QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

THE FAIRCHILD CORPORATION
(Name of Subject Company (Issuer))

Phoenix FA Holdings, LLC
SG Phoenix Ventures IV LLC
Philip S. Sassower
Andrea Goren
(Names of Filing Persons (Offerors))

Class A Common Stock, par value $0.10 per share
(Titles of classes of securities)

303698 10 4
(CUSIP number of class of securities)

Philip S. Sassower
Phoenix FA Holdings, LLC
110 East 59th Street, Suite 1901
New York, NY 10022
Tel: (212) 759-1909
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copy to:

David Warburg, Esq.
Thelen Reid Brown Raysman & Steiner LLP
875 Third Avenue
New York, New York 10022
Tel: (212) 603-2214

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$16,750,000	$514.23

*
Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of 6,700,000 shares of Class A Common Stock at the maximum tender offer price of $2.50 per share.

**
The amount of the filing fee, calculated in accordance with Rule 0-11of the Securities Exchange Act of 1934, as amended, equals $30.70 per million of the value of the transaction.

        ☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $514.23	Filing Party: Phoenix FA Holdings, LLC
Form or Registration No. TO-T	Date Filed: November 19, 2007

        ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

        ☒ third-party tender offer subject to Rule 14d-1.

        ☐ issuer tender offer subject to Rule 13e-4.

        ☐ going-private transaction subject to Rule 13e-3.

        ☐ amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

        This Amendment No. 2 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO"), originally filed by Phoenix FA Holdings, LLC (the "Purchaser") with the Securities and Exchange Commission on November 19, 2007, as amended on December 6, 2007, relating to the offer by the Purchaser to purchase up to 6,700,000 shares of Class A Common Stock, par value $0.10 per share (the "Class A Common Stock"), of The Fairchild Corporation, a Delaware corporation ("Fairchild"), at a purchase price of $2.50 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 19, 2007 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which were filed as Exhibits (a)(1) and (a)(2) to the Schedule TO. All references to Sections in this Amendment are to Sections of the Offer to Purchase. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to them in the Offer to Purchase or the Schedule TO, as applicable.

Item 11.    Additional Information

        Item 11 of the Schedule TO is hereby amended by adding thereto the following:

        "The Offer expired at 5:00 p.m., New York time, on Tuesday, December 18, 2007. According to the Depositary for the Offer, as of such time a total of 4,701,080 shares of Class A Common Stock were tendered pursuant to the Offer and not validly withdrawn, which represents approximately 20.8% of all outstanding shares of Class A Common Stock. The Purchaser has accepted and will promptly pay for all shares of Class A Common Stock tendered.

        After giving effect to the results of the Offer and previous share acquisitions, the Purchaser is the beneficial holder of 6,902,580 shares of Class A Common Stock, representing approximately 30.5% of all outstanding shares of Class A Common Stock. According to Fairchild's most recently filed Form 10-Q for the quarterly period ended March 31, 2007, as of October 31, 2007, there were 22,604,835 shares of Class A Common Stock and 2,621,338 shares of Fairchild's Class B Common Stock outstanding."

2

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 19, 2007

Phoenix FA Holdings, LLC
By: SG Phoenix Ventures IV LLC, its Managing Member
By:	/s/ ANDREA GOREN
Name: Andrea Goren
Title: Managing Member
SG Phoenix Ventures IV LLC
By:	/s/ ANDREA GOREN
Name: Andrea Goren
Title: Member
/s/ PHILIP S. SASSOWER
Philip S. Sassower
/s/ ANDREA GOREN
Andrea Goren

3

INDEX TO EXHIBITS

*(a)(1)	Offer to Purchase, dated November 19, 2007.
*(a)(2)	Form of Letter of Transmittal.
*(a)(3)	Form of Notice of Guaranteed Delivery.
*(a)(4)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.
*(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
*(a)(6)	Press Release issued by Phoenix FA Holdings, LLC on November 19, 2007.
*(a)(7)	Form of Summary Advertisement dated November 19, 2007.
*(a)(8)	Press Release issued on November 13, 2007, incorporated by reference from Schedule TO filed by Phoenix FA Holdings, LLC on November 13, 2007.
(a)(9)	Press Release issued by Phoenix FA Holdings, LLC on December 19, 2007.

*
Previously filed.

QuickLinks

  Item 11. Additional Information
SIGNATURES
INDEX TO EXHIBITS